FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

CIN-L65190GJ1994PLC021012

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Annexure – Alteration of Memorandum and Articles of Association

Item 1

OTHER NEWS

Subject: Amendments to the Capital Clauses of the Memorandum and Articles of Association of the Bank.

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

This is further to our letter dated today vide which we have informed about the results of the postal ballot.

We have further informed the Indian Stock exchanges about the amendments to the Capital Clauses of the Memorandum and Articles of Association of the Bank.

The details of the amendments are mentioned in the enclosed annexure. Request you to please note the same.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

Annexure

Alteration of Memorandum and Articles of Association

Existing Clause V of MOA	Revised Clause V of MOA
The authorised capital of the Company shall be Rs.1775,00,00,000 divided into 637,50,00,000 shares of Rs.2 each, 150,00,000 shares of Rs. 100 each and 350 shares of Rs.1 crore each with rights, privileges and conditions attached thereto as are provided by the Articles of Association of the Company for the time being with power to increase or reclassify or alter the capital of the Company and to divide/consolidate the shares in the capital for the time being into several classes and face values and to attach thereto respectively such preferential, cumulative, convertible, guarantee, qualified or other special rights, privileges, conditions or restrictions, as may be determined by or in accordance with the Articles of Association of the Company for the time being and to vary, modify or abrogate any such right, privilege or condition or restriction in such manner as may for the time being be permitted by the Articles of Association of the Company and the legislative provisions for the time being in force.	The authorised capital of the Company shall be Rs. 2500,00,00,000 divided into 1000,00,00,000 equity shares of Rs. 2 each, 150,00,000 shares of Rs. 100 each and 350 shares of Rs. 100,00,000 crore each with rights, privileges and conditions attached thereto as are provided by the Articles of Association of the Company for the time being with power to increase or reclassify or alter the capital of the Company and to divide/consolidate the shares in the capital for the time being into several classes and face values and to attach thereto respectively such preferential, cumulative, convertible, guarantee, qualified or other special rights, privileges, conditions or restrictions, as may be determined by or in accordance with the Articles of Association of the Company for the time being and to vary, modify or abrogate any such right, privilege or condition or restriction in such manner as may for the time being be permitted by the Articles of Association of the Company and the legislative provisions for the time being in force.
Existing Clause 5 of AOA	Revised Clause 5 of AOA

5.(a) The Authorised Capital of the Company is Rs.1775,00,00,000 divided into :

(i) 637,50,00,000 equity shares of Rs.2 each.

(ii) 150,00,000 shares of Rs. 100 each which shall be of such class and with rights, privileges, conditions or restrictions as may be determined by the company in accordance with these presents and subject to the legislative provisions for the time being in that behalf, and

(iii) 350 preference shares of Rs.1 crore each.

5.(a) The Authorised Capital of the Company is Rs. 2500,00,00,000 divided into :

(i) 1000,00,00,000 equity shares of Rs. 2 each.

(ii) 150,00,000 shares of Rs. 100 each which shall be of such class and with rights, privileges, conditions or restrictions as may be determined by the Company in accordance with these presents and subject to the legislative provisions for the time being in that behalf, and

(iii) 350 preference shares of Rs. 100,00,000 crore each.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 13, 2017	By:	/s/ Shanthi Venkatesan
Name :	Ms. Shanthi Venkatesan
Title :	Deputy General Manager